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                                                                    EXHIBIT 20.1


                                 PACIFIC SUNWEAR

                                  PRESS RELEASE

Contact:
Greg Weaver, Chairman Chief Executive Officer
(714) 701-4000
Carl Womack, Chief Financial Officer
(714) 701-4003
James K. White, Investor Relations
(562) 437-0655

FOR IMMEDIATE RELEASE
---------------------

            PACIFIC SUNWEAR ANNOUNCES SHAREHOLDER RIGHTS PLAN

        ANAHEIM, December 16,1998 - Greg Weaver, Chairman and Chief Executive Officer of Pacific Sunwear of California, Inc. (NASDAQ:PSUN) today announced that its Board of Directors has adopted a shareholder rights plan to discourage abusive takeover tactics. The Rights will be issued as a dividend to shareholders of record on December 29, 1998. The Company said that the shareholder rights plan was not adopted in response to any specific effort to acquire control of the Company.

        Generally, the plan provides that if a person or group acquires more that 15% of the Company's stock, holders of the Rights will be entitled to purchase the Company's stock at half of market value. The plan also provides that if the Company is acquired in a merger or other business combination after a person or group acquires more than 15% of the Company's stock, holders of the Rights will be entitled to purchase the acquirer's stock at half of market value. Subject to certain restrictions, the Company will be entitled to redeem the Rights for a nominal amount at any time until the close of business on the tenth day after the first date of public announcement that a 15% position in the Company has been acquired. Details will be mailed to shareholders of the Company on or about January 8, 1999.

        Pacific Sunwear is a leading specialty retailer of everyday casual apparel, accessories and footwear designed to meet the needs of active teens and young adults. The Company currently operates 320 Pacific Sunwear stores, 9 Pacific Suwear outlet stores and 15 d.e.m.o. stores for a total of 344 stores in 43 states. Pacific Sunwear's website address is www.pacificsunwear.com.